UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NantKwest, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

63016Q102

(CUSIP Number)

Cambridge Equities, LP

Attn: Charles Kenworthy

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 63016Q102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Cambridge Equities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (see Item 5)
	8	SHARED VOTING POWER 40,575,814 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (see Item 5)
	10	SHARED DISPOSITIVE POWER 40,575,814 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,575,814 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*

This percentage is calculated based upon (x) 40,575,814 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 108,596,551 shares of the Issuer’s Common Stock (defined below) outstanding as of December 18, 2020 as provided by the Issuer.

Page 2 of 8 Pages

CUSIP No.: 63016Q102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS MP 13 Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (see Item 5)
	8	SHARED VOTING POWER 40,575,814 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (see Item 5)
	10	SHARED DISPOSITIVE POWER 40,575,814 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,575,814 shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*

This percentage is calculated based upon (x) 40,575,814 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 108,596,551 shares of the Issuer’s Common Stock (defined below) outstanding as of December 18, 2020 as provided by the Issuer.

Page 3 of 8 Pages

CUSIP No.: 63016Q102	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Chan Soon-Shiong Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,618,326 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,618,326 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,618,326 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON CO

*

This percentage is calculated based upon (x) 5,618,326 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, divided by (y) 108,596,551 shares of the Issuer’s Common Stock (defined below) outstanding as of December 18, 2020 as provided by the Issuer.

Page 4 of 8 Pages

CUSIP No.: 63016Q102	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,650,750 (See Item 5)
	8	SHARED VOTING POWER 46,194,140 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 24,650,750 (See Item 5)
	10	SHARED DISPOSITIVE POWER 70,844,890 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,844,890 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.7%*
14	TYPE OF REPORTING PERSON IN

*

This percentage is calculated based upon (x) 70,844,890 shares of the Issuer’s Common Stock beneficially owned by the Reporting Person, which consists of 23,750,750 shares of Common Stock directly owned by Dr. Soon-Shiong and an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested, divided by (y) the sum of (i) 108,596,551 shares of the Issuer’s Common Stock (defined below) outstanding as of December 18, 2020 as provided by the Issuer and (ii) an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested.

Page 5 of 8 Pages

Explanatory Note: This Amendment No. 5 amends and supplements the Schedule 13D (as so amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2015, by the Reporting Persons (as defined below), with respect to the common stock, par value $0.0001 per share (“Common Stock”), of NantKwest, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto filed with the SEC on October 23, 2015, Amendment No. 2 thereto filed with the SEC on July 11, 2016, Amendment No. 3 thereto filed with the SEC on March 21, 2019 and Amendment No. 4 thereto filed with the SEC on June 30, 2020. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Item 4, Item 5 and Item 6 as set forth below.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

The Merger Agreement

On December 21, 2020, the Issuer, ImmunityBio, Inc. (“IB”) and Nectarine Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, under the terms and subject to the conditions contained therein, the merger of Merger Sub with and into IB, with IB surviving as a direct wholly owned subsidiary of the Issuer (the “Merger”).

Dr. Patrick Soon-Shiong serves as Chairman and Chief Executive Officer of IB and he and his affiliates own more than 80% of IB’s fully-diluted equity.

The Merger Agreement was negotiated between IB and a special committee of independent directors of the Issuer (the “Special Committee”) after IB proposed a potential combination on December 18, 2020 that was conditioned on approval of the Special Committee and the approval of holders of a majority of the outstanding shares of Common Stock not held by Dr. Soon-Shiong or his affiliates or the directors or executive officers of the Issuer or IB.

The Merger Agreement was approved by the Issuer’s Board of Directors (the “Issuer Board”) based upon the unanimous recommendation of the Special Committee and has been unanimously approved by IB’s Board of Directors (the “IB Board”).

Under the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of IB common stock issued and outstanding immediately prior to the Effective Time (subject to certain exceptions) will be converted into the right to receive 0.819 newly issued shares of Common Stock. After giving effect to the Merger, Dr. Soon-Shiong and his affiliates (including the Foundation and Cambridge Equities) are expected to beneficially own, in the aggregate, approximately 313,170,000 shares of Common Stock, representing approximately 79.22% of the outstanding Common Stock after giving effect to the Merger.

The Merger is subject to approval of Issuer stockholders to the issuance of the shares of Common Stock in the Merger (the “Issuer Share Issuance”) and approval of the transaction by the holders of a majority of the outstanding shares of Common Stock not held by Dr. Soon-Shiong or his affiliates or the directors or executive officers of the Issuer or IB. It is also subject to approval of the IB stockholders and other customary closing conditions. Dr. Soon-Shiong and his affiliates have agreed, in their capacity as stockholders of IB, to execute a written consent in favor of the Merger.

The Voting Agreement

On December 21, 2020, concurrent with the execution and delivery of the Merger Agreement, the Issuer, IB, Dr. Soon-Shiong, Cambridge Equities and the Foundation (Dr. Soon-Shiong, Cambridge Equities and the Foundation, collectively, the “Supporting Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Supporting Stockholders, subject to the terms and conditions therein, have agreed to vote all of the Common Stock over which they have voting power in favor of the Issuer Share Issuance.

Page 6 of 8 Pages

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreement, which are attached as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

(a) and (b) Cambridge Equities beneficially owns, in the aggregate, 40,575,814 shares of Common Stock, representing approximately 37.4% of the outstanding Common Stock. MP 13 Ventures and Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with Cambridge Equities over, all shares of Common Stock beneficially owned by Cambridge Equities.

The Foundation beneficially owns, in the aggregate, 5,618,326 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock of the Company. Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power over, all shares of Common Stock beneficially owned by the Foundation.

Dr. Soon-Shiong also beneficially owns 24,650,750 shares of Common Stock, which consists of 23,750,750 shares of Common Stock directly owned by Dr. Soon-Shiong and an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 24,650,750 shares of Common Stock.

As a result, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 70,844,890 shares of Common Stock, representing approximately 64.7% of the outstanding Common Stock of the Issuer.

For purposes of this Item 5(a) and (b), the percentages are calculated based upon (x) the shares of Common Stock beneficially owned by the Reporting Person, divided by (y) the sum of (i) 108,596,551 shares of Common Stock outstanding as of December 18, 2020 as provided by the Issuer, and (ii) in the case of Dr. Soon-Shiong only, an option to purchase 900,000 shares of Common Stock held by Dr. Soon-Shiong that is fully vested.

(c) None.

(d) To the knowledge of the Reporting Persons, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of December 21, 2020, by and among NantKwest, Inc., ImmunityBio, Inc. and Nectarine Merger Sub, Inc.

99.2	Voting Agreement, dated as of December 21, 2020, by and among NantKwest, Inc., ImmunityBio, Inc. and the stockholders party thereto

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2020

CAMBRIDGE EQUITIES, LP By: MP 13 Ventures, LLC its General Partner

By:	/s/ Charles Kenworthy
Its:	Manager

MP 13 VENTURES, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

CHAN SOON-SHIONG FAMILY FOUNDATION

By:	/s/ Charles Kenworthy
Its:	Executive Vice President

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong